Exhibit 10.1

MASTER GAS PURCHASE CONTRACT
ALAMCO, INC.
Contract No. 9131-A

           THIS MASTER GAS PURCHASE CONTRACT (Agreement) is made and entered into as of the 1st day of November, 1995, by and between ALAMCO, INC., a Delaware corporation, (Seller) with its principal address at 200 West Main Street, Clarksburg, WV 26301, and HOPE GAS, INC., a West Virginia corporation (Buyer), whose address is P. O. Box 2868, Clarksburg, West Virginia 26302-2868.

           WHEREAS, Seller desires to sell and deliver natural gas to Buyer and Buyer desires to purchase such gas upon and subject to the terms of this Agreement; and,

           WHEREAS, Seller and Buyer are parties to Master Gas Purchase Contract No. 9131 dated November 1, 1989, as amended ("Master Contract"); and,

           WHEREAS, Seller and Buyer wish to replace said Master Contract with the terms and conditions set forth herein.

           NOW, THEREFORE, WITNESSETH, in consideration of the mutual covenants and promises set forth below, and intending to be bound by them, Seller and Buyer covenant and agree:

ARTICLE I

SALE & PURCHASE OBLIGATIONS

           1.01 Seller shall produce and sell to Buyer at the Points of Delivery listed in Article III herein, and Buyer shall take and pay for, volumes of natural gas from the wells and MID numbers set forth in Appendix B (attached), as amended from time to time. Notwithstanding the foregoing, Buyer shall be under no obligation to purchase any of the production offered by Seller in the event that Buyer has insufficient pipeline capacity or market demand to facilitate the sale and/or use of Seller's natural gas. However, Buyer shall use its best efforts to ensure sufficient pipeline capacity and market demand to facilitate the sale and/or use of Seller's natural gas. Further, in the event of a curtailment, Buyer shall not discriminate against the gas described in Appendix B, and any suspensions of deliveries shall be on a nondiscriminatory basis.

           1.02 Exclusive right to purchase; additional wells. Unless provided otherwise, Seller shall offer to sell to Buyer all of the natural gas that may be produced from each existing and future well located in Buyer's general operating area of Monongalia and Preston counties. Within ten (10) days after completion of any such well, Seller shall give notice to Buyer of such completion, and Buyer may elect to purchase gas from the well under the terms of this Agreement by giving written notice to Seller within ten (10) days after receipt of Seller's written offer. Wells accepted by Buyer, under the terms of this Agreement, shall be added to Appendix B along with their corresponding MID numbers.

ARTICLE II

TERM

           2.01 This Agreement shall be in full force and effect from November 1, 1995, through October 31, 1999, and thereafter unless terminated by either Buyer or Seller upon sixty (60) days' prior written notification.

ARTICLE III





DELIVERY POINTS

           3.01 The Points of Delivery for natural gas purchased hereunder shall be at existing or future interconnections between the facilities of Buyer and Seller at those MID numbers listed on Appendix B (attached).

           3.02 Termination for low volume. In the event that Seller cannot deliver to Buyer an average of five thousand (5,000) cubic feet of natural gas per day at a Point of Delivery, during the period November 1, through April 30, then Buyer may, in its sole discretion, either terminate the contract as it relates to such Point of Delivery by giving Seller notice in writing ten (10) days prior to the effective date of termination or withhold from Seller's proceeds, or invoice Seller, for any costs imposed upon Buyer by upstream transporters as a result of Seller's inability to transport certain minimum quantities.

ARTICLE IV

METER SITE AND FACILITIES

           4.01 Buyer's Facilities; Meter Site. All gas sold by Seller to Buyer shall be measured by a meter owned, installed, maintained, and read by Buyer upon a site satisfactory to Buyer. Rights-of-way and the related surface grants for such site shall be furnished by Seller to Buyer free of all costs and from all claims. In the event Buyer is at any time required to pay for such rights-of-way or such costs or claims, then the amounts paid therefor and other expenses related thereto may be deducted from the payments to be made for gas purchased from Seller and applied to the reimbursement of Buyer for such payments. Seller warrants generally that title to the rights-of-way and the related surface grants conveyed hereunder shall be free and clear of all liens, encumbrances, and claims whatsoever and free of any claim, rightful or otherwise, of any third person by way of infringement.

           4.02 Meter maintenance fee. Seller agrees that should the amount of gas passing through any meter installed, maintained, and operated hereunder during any month, be less than a daily average of ten thousand (10,000) cubic feet, it will pay to Buyer a mutually agreed upon reasonable fee for maintaining and operating each such meter for each month. Buyer shall render a bill for such meter operating charge or deduct the amount thereof from the monthly settlements hereunder.


ARTICLE V

PRICE

           5.01 Commodity Rate. For each dekatherm of gas delivered to Seller during the period commencing November 1, 1995, and continuing through October 31, 1998, Buyer shall pay Seller a fixed price equal to two dollars ($2.00).

           5.02 Price Renegotiation. Not less than thirty (30) days prior to October 31, 1998, the parties will have negotiated in good faith to agree on the price to be paid for gas sold and purchased hereunder for the succeeding year, or for such other period as may be agreed upon by the parties. If, after good faith negotiations, Buyer and Seller fail to agree upon the price to be paid for gas for the succeeding term, either party may terminate this Agreement upon thirty (30) days written notice. Buyer and Seller expressly agree that the price to be paid for natural gas purchased through October 31, 1998, is non-negotiable and that fluctuations in the market will not serve as grounds for renegotiation.

           5.03 Change in Regulation Results in Material Adverse Effect. If the Public Service Commission of West Virginia or any other successor governmental agency, whether state or federal, takes any action or issues any determination that directly or indirectly results in a material adverse change to any provision of this Agreement, then Buyer may either: (a) continue to fulfill its obligations under this Agreement as altered by the change in regulation; or (b) seek to renegotiate the affected terms of this Agreement by giving notice to Seller within thirty (30) days of the material adverse change. If Buyer elects to renegotiate the terms of this Agreement, both Parties shall be obligated to renegotiate in good faith.


ARTICLE VI

STATEMENTS AND PAYMENT

           6.01 Statements. On or before the last day of each calendar month, Buyer shall mail to Seller a statement showing the quantity of natural gas delivered by Seller to Buyer during the billing period ending with the next preceding calendar month, Buyer's check in payment for said natural gas, and the meter charts, if requested. If the meter charts are mailed to Seller, they shall be returned to Buyer within fifteen days.

           6.02 Audits. Buyer shall have the right to audit Seller's accounting records and other documents relating to volumes of gas delivered by or on behalf of Seller for Buyer's account for any calendar year within the forty-eight (48) month period following the end of such calendar year. Buyer shall also have the right to audit Seller's records relative to Hope's Business Ethics policy which has been made available to Seller. Seller shall have the right to audit Buyer's accounting records and other documents relating to volumes of gas delivered by or on behalf of Seller for Buyer's account for any calendar year within the forty-eight (48) month period following the end of such calendar year. This provision shall continue in full force and effect for a period of forty-eight (48) months from the termination of this Agreement.

           6.03 Withholding. If Seller fails to comply with any of the covenants contained herein, Buyer may immediately withhold all payments due to Seller under the terms of this Agreement until all necessary actions have been taken by Seller and all adjustments have been made by Seller so that in Buyer's opinion Seller is fully complying with all the covenants and terms of this Agreement.

           6.04 Error Correction. In the event an error is discovered in the amount billed in any statement rendered to Seller, such error shall be adjusted within thirty (30) days of the determination thereof; provided that claim therefor shall have been made within sixty (60) days from the date of discovery of such error, but in any event within forty-eight (48) months from the date such statement is rendered.


ARTICLE VII

POSSESSION

           7.01 Seller shall be deemed to be in possession and control of the natural gas sold by it hereunder until it shall have been delivered to Buyer at the Delivery Point(s), after which delivery, as between Buyer and Seller, Buyer shall be deemed to be in control and possession thereof. Buyer shall have no responsibility with respect to any natural gas sold to it hereunder until it is delivered at the Delivery Point(s), and no responsibility therefor because of anything which may be done or may occur with respect to said natural gas before delivery to Buyer at the Delivery Point(s). Seller shall have no responsibility unless the gas does not meet the gas quality provision set forth in Appendix A because of anything which may be done or may occur with respect to said natural gas after its delivery to Buyer at such point of delivery.

ARTICLE VIII




WARRANTY, INDEMNIFICATION, WITHHOLDING

           8.01 Title and Indemnification. Seller warrants generally the title to the natural gas sold and delivered hereunder to Buyer and that at the time of delivery the natural gas is or will be free and clear of all liens, encumbrances, and claims whatsoever and free of any claim, rightful or otherwise, of any third person by way of infringement. Seller further warrants that at the time of delivery Seller will have good right and title to sell the natural gas to Buyer, and that Seller will indemnify Buyer and save it totally harmless from all suits, claims, actions, debts, levies, damages, costs, losses, and expenses of any nature arising from or out of adverse claims of any kind or nature asserted by anyone whatsoever to said natural gas, including but not limited to claims, suits, actions, and demands which may arise due to non-payment of landowner royalties, overriding royalties, or rentals thereof or therefrom.

           8.02 Withholding. In the event of any adverse claim to or against the proceeds payable under this Agreement is made by any person, Buyer may withhold payment due Seller under this Agreement or any other contract between Buyer and Seller or may refuse to accept delivery of such natural gas until the dispute is settled by contract between Seller and such adverse claimant or by the final decree of a court of competent jurisdiction. If litigation results from any such adverse claim, Buyer may pay any money withheld by it hereunder into court without further liability therefor, or may interplead all claimants, including Seller. Seller will reimburse Buyer for all costs incurred, including reasonable attorney's fees, as a result of litigation.

           8.03 Payment Correction. In the event Buyer mistakenly overpays or underpays Seller for natural gas sold and purchased hereunder, which over- or under-payment is the result of a mistake of fact or law, miscalculation, coercion, duress, fraud, governmental or regulatory constraint, ignorance or want of knowledge, then Seller or Buyer, as the case may be, will promptly upon demand by the other party make appropriate refund or adjustment in such over- or under-payments, without liability for payment of interest by either party; provided, however, that the obligation of either party to make restitution hereunder shall be limited to mistaken payments made within the period commencing four (4) years prior to the date on which demand for refund or adjustment shall be made. In the event of Seller's refusal or inability to refund undisputed over-payments, Buyer may withhold payment for the natural gas sold and purchased under this agreement between Seller and Buyer in an amount equivalent to the over-payment, without liability for payment of interest on the amounts so withheld. Nothing in this Agreement shall be construed as a waiver or relinquishment by Seller or Buyer of either of its rights to recover such over-payments.

           8.04 Royalties. In no event will Buyer be obligated to make royalty, overriding royalty, or working interest payments to any party or payments to any supplier of Seller for natural gas purchased hereunder.

ARTICLE IX

COMMUNICATIONS

           9.01 Unless otherwise instructed in writing, all communications shall be sent to the parties at the following addresses:

Seller:           Alamco, Inc.
                  200 West Main Street
                  P. O. Box 1740
                  Clarksburg, WV 26301
                  Attn:  Bridget D. Furbee

Buyer:            Hope Gas, Inc.
                  P. O. Box 2868




                  Clarksburg, WV   26302-2868
                  Attn:  Manager, Gas Supply


ARTICLE X

GENERAL PROVISIONS

           10.01 Labor. Seller covenants and agrees to comply with all the requirements of the Fair Labor Standards Act of 1938 and the Civil Rights Act of 1964, as amended, with respect to all natural gas produced or sold and delivered under the terms of this Agreement to the extent that said Acts as now or hereafter amended are applicable to Seller and Seller's employees.

           10.02 Force Majeure. Neither party to this Agreement shall be liable for any damage or loss that may be due to force majeure as defined herein. In the event either party is rendered unable, wholly or in part, by force majeure to carry out its obligations under this Agreement, other than to demand payment of amounts due hereunder, then the obligations of such party, so far as they are affected by such force majeure, shall be suspended during the continuance of any inability so caused. However, the party claiming the existence of force majeure shall use all reasonable efforts to remedy any situation which may interfere with the performance of its obligations hereunder. The term "force majeure" as used herein, and as applied to either party hereto, shall mean acts of law, acts of God, strikes, lockouts or other labor disturbances, acts of the public enemy, war, blockades, insurrections, riots, epidemics, fires, floods, washouts, arrests and restraints of rules and people, civil disturbances, explosions or any other cause, whether of the kind herein enumerated or otherwise, not reasonably within the control of the party claiming suspension. It is understood that settlement of strikes, lockouts, or labor disturbances shall be entirely within the discretion of the party having the difficulty and that the above requirement that any force majeure shall be remedied with all reasonable dispatch shall not require the settlement of strikes, lockouts, or labor disturbances by acceding to the demands of the opposing party when such course is inadvisable in the discretion or judgment of the party having the difficulty.

           Among other things, the term "Force Majeure" shall not include: (a) any cause resulting from a Party's negligence or willful misconduct; (b) the freezing of any wells or pipelines; and (c) lack of funds by either party.

           10.03 Tax. In the event any tax is now or hereafter imposed on the production, severance, delivery to the point of sale, or sale of natural gas, or upon the business of producing, severing, selling or delivering natural gas to the point of sale, or if such tax is imposed in any other manner so as to constitute directly a charge upon the gas delivered to Buyer hereunder, then the amount of such tax shall be borne by Seller so far as it affects or relates to or is apportionable to the gas delivered to Buyer hereunder. In the event Buyer is required to pay such tax, the amount thereof may be deducted from the payments accruing to Seller under this Agreement.

           10.04 Persons Bound. All of the terms, covenants, conditions, and obligations of this Agreement shall extend to and be binding upon the parties hereto and their heirs, successors, and assigns. Any sale or assignment by Seller of its interest in the natural gas delivered hereunder or its interest in this Agreement or its interest in any property, real or personal, required for or dedicated to the performance of this Agreement, shall be made expressly subject to the rights of Buyer hereunder and with provision that the assignee or purchaser shall assume and covenant to perform all of the Seller's obligations hereunder. Seller will give notice in writing to Buyer of any sale or assignment or other disposition of its interest hereunder and will furnish to Buyer copies of any relevant documents evidencing transfer or assignment of Seller's interest. Until notice and relevant documents have been given and furnished to Buyer, Buyer may withhold all payments that may become due hereunder, without interest.

           10.05 Terms and Governing Law. The terms and provisions of this Agreement are subject to the limitations of orders of courts and the orders, rules and regulations of all regulatory bodies having jurisdiction. This agreement shall be interpreted in accordance with the laws of the State of West Virginia.

           10.06 Captions. The captions of the articles of this Agreement are inserted for the purpose of convenient reference and are not intended to be a part of this Agreement nor considered in any interpretation of the same.

           10.07 Severability. If any part, term, or provision of this Agreement is held by any court to be illegal or in conflict with any law of the State of West Virginia, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and in force as if the Agreement did not contain the particular part, term, or provision held to be invalid.

           10.08 Entire Agreement. This Agreement constitutes the entire agreement between Seller and Buyer with respect to the subject matter hereof and supersedes all prior offers, negotiations, and other written or oral agreements, including the Master Contract. This Agreement may only be amended or modified by written instrument signed by duly authorized representatives of Seller and of Buyer.

           IN WITNESS WHEREOF, Seller and Buyer have duly executed this Agreement as of the day and year first above written.

ALAMCO, INC.


By:   /s/ John L. Schwager

Its:  President and CEO



HOPE GAS, INC.



By:   /s/ Gary A. Nicholas

Its:  Vice President and General Manager


APPENDIX A

MASTER GAS PURCHASE CONTRACT

TECHNICAL PROVISIONS


          All gas purchased under the Master Gas Purchase Contract and all Schedules attached thereto is purchased subject to the provisions of this Appendix A.

A1.  Well Connections.

     A1.1     Seller shall notify Buyer's area superintendent immediately upon the completion of each well hereunder and shall, within a reasonable time thereafter, permit Buyer to obtain final open-flow and reservoir shut-in pressures for each such well in order to program the turning of same into Buyer's pipeline under the terms of this Agreement.

     A1.2     Seller and Buyer shall add each new well to Appendix B within a reasonable time after completion of the well and prior to turn-in into either Buyer's lines or Seller's gathering system.

     A1.3     At the time of introduction of well gas into the Buyer's
pipelines, Buyer's representative shall operate the valves at the meter, and in addition, the Seller shall provide experienced personnel to be located at the well site during this operation.

     A1.4     The Seller shall provide and install, where needed, pressure regulating equipment. Such regulation shall deliver pressures which are suitable to pressures in the distribution pipeline system. Buyer will recommend the type of regulators to be used and specify orifice size, pressure ranges, and operating settings.

     A1.5     To prevent entrance of fluids, sand, or other contaminates into the Buyer's pipelines, the Seller shall provide and install facilities such as drips, float valve separators, etc., such equipment to be determined by Buyer and Seller.

     A1.6     Seller shall provide Buyer with a copy of a Gas Analysis prepared by an acceptable lab verifying the natural gas quality.

     A1.7     Any gas being delivered into the Buyer's pipelines not meeting the standards set forth in Appendix Section 4.1, 4.2, 5.1, and 5.2 shall be shut in immediately and remain shut in until the operator has taken remedial action to correct the problem. Gas flow may be restored again by providing Buyer with an acceptable Gas Analysis.


A2.  Delivery Pressure.

     A2.1     Buyer shall have the right to require regulation and over-pressure protection at the point of delivery hereunder. The cost of such equipment and installation shall be borne by the Seller.

     A2.2     Seller shall not use any mechanical means or accessory equipment to pump or compress the natural gas in order to aid its delivery into Buyer's pipeline without the written consent of Buyer. Buyer may, at its option, compress and pump the natural gas purchased hereunder.

     A2.3     Buyer makes no representations concerning the pressure which will be maintained in its pipeline from time to time or concerning other factors which may affect the quantity of gas which Seller may be able to deliver to Buyer.

A3.  Well Tests, Reports, and Conditions.

     A3.1     Seller shall equip each well described in Appendix B with a valve suitable for gauging the pressure of natural gas in the well, and Buyer shall have the privilege of gauging such pressure at all reasonable times during the term of this Contract. Such wells shall be and remain continuously connected to Seller's gathering lines for production deliveries, except to the extent that disconnection is required as wells are being repaired. Seller shall operate all wells in a reasonable and prudent manner and keep the same in good condition in order to maximize the production of natural gas.

     A3.2     If possible, Seller will make all necessary well repairs during the summer period, May 1 to October 31.





     A3.3     Seller will advise Buyer, as soon as reasonably possible, prior to taking any well out of production when such well will be out of production more than seven (7) days. After repairs have been completed, Seller shall immediately reconnect the well to Buyer's gathering line and resume production, subject to authorization for turn-in by the Buyer's area superintendent.

     A3.4     Should the Buyer schedule seven-day or other shut-in pressure tests on natural gas wells situated in the same production areas or reservoirs as are covered by this Agreement, then Seller, upon request of Buyer, agrees to make similar tests on Seller's wells covered by this Agreement at the same time as Buyer's scheduled tests and to furnish Buyer with written reports on the results thereof for each such well.

     A3.5     Buyer shall not be obligated to accept delivery or pay for any natural gas delivered to it from any well subject to this Agreement until Seller has furnished to Buyer complete and accurate copies of the drillers' logs, copies of all state reports, and copies of any and all surveys made for each such well. In the event any such well is to be abandoned, Seller shall notify Buyer in writing fifteen (15) days prior to such abandonment.

A4.  Gas Quality.

     A4.1     The gas delivered by Seller to Buyer hereunder at the point(s) of delivery specified shall not contain an amount of water vapor exceeding seven
(7) pounds per million cubic feet of gas, or an amount of water vapor exceeding the quantity that is required for saturation of the gas at the flowing temperature and pressure of the gas as described in Appendix Section 5.1, whichever is lesser; provided however, that such gas shall not contain any water in the liquid state.

     A4.2     Seller shall deliver the natural gas to Buyer free from air, sulphur in any form or compound, nitrogen (no greater than 3 mole %), carbon dioxide (no greater than 3 mole %), total combined inerts (no greater than 5 mole %), and other deleterious substances which may in Buyer's opinion adversely affect its marketability as a fuel or use for other purposes, or be injurious to equipment, transmission lines, and machinery. If, in Buyer's opinion, a sufficient quantity of such natural gas is or can be produced from said wells hereinbefore described to make it economically feasible to purify same and remove substances which would otherwise affect its marketability, Seller has the option to install the necessary purification plant and treat and purify said natural gas so as to make same acceptable to Buyer.

     A4.3     Seller acknowledges that Buyer intends to resell the natural gas sold and purchased hereunder in the conduct of Buyer's natural gas pipeline and utility business for ultimate residential, commercial, or industrial consumption. Nothing herein is intended or shall be construed to exclude, modify, limit, or negate any warranties, express or implied, as may be provided by law, including without limitation warranties of merchantability and fitness for a particular purpose.

     A4.4     Seller shall not extract or permit the extraction of any liquid hydrocarbons (ethane, propane, butane, and heavier hydrocarbons) without the prior written consent of Buyer.

     A4.5     Notwithstanding any other provision of this Agreement, if the gas delivered fails to meet the quality specifications set forth herein, then Buyer may elect to continue to receive such gas or refuse to take all or any portion of such gas until Seller brings the gas into conformity with such specifications.

     A5.  Measurement and Heating Value.

     A5.1     The volume of natural gas delivered to Buyer shall be determined as follows:




     (a) The unit of volume for the purpose of measurement shall be one cubic foot of gas at a pressure base of 14.73 pounds per square inch absolute and a temperature base of 60 degree Fahrenheit.

     (b) In determining the quantity of natural gas delivered to Buyer, factors such as those for pressure, temperature, and deviation from the laws for ideal gases shall be applied. If a displacement or turbine meter is used, these factors shall be applied in accordance with the gas laws as more fully described in the recommendations of the Gas Measurement Committee of the American Gas Association (AGA) in their publication, AGA Gas Measurement Manual; and if an orifice meter is used, the measurement of said gas shall be in accordance with AGA Report No. 3, as amended or superseded from time to time.

     (c) The average absolute atmospheric pressure shall be assumed to be 14.4 pounds per square inch, irrespective of actual elevation or location of the meter or variations in actual atmospheric pressure.

     (d) In the absence of a recording thermometer, an assumed flowing temperature of 60 degree Fahrenheit shall be used in computing said quantities of gas; but if the temperature of the natural gas passing through the meter is determined for any day by the use of a recording thermometer, then the arithmetic average of the temperature recorded for such day shall be used.

     (e) At Seller's request, Buyer will install, at Seller's expense, equipment which will adjust the measurement of gas for the effects of changes in temperature.

     (f) The specific gravity of the natural gas shall be determined by the use of an Edwards balance or other approved instrument at the commencement of the delivery of natural gas and as often thereafter as deemed necessary.

     (g) The deviation of the natural gas from the laws for ideal gases shall be determined in accordance with the Manual for Determination for Super-Compressibility Factors for Natural Gas, an American Gas Association publication completed December 1962, as superseded or revised.

     A5.2     The total heating value per cubic foot of natural gas delivered hereunder shall not be less than 1,000 British thermal units (Btu) per cubic foot calculated on a saturated basis at 14.73 pounds per square inch absolute at 60 degree Fahrenheit. Such heating value per cubic foot of the natural gas delivered hereunder shall be determined at various intervals of time as may be designated by Buyer or Seller, but not required more often than once each year, by tests made by taking samples of such gas at the Delivery Point(s) specified herein and by testing such samples in accordance with accepted chromatographic analysis techniques, or methods specified in AGA Gas Measurement Committee Report No. 5, as amended or superseded from time to time, or by other accepted methods. Seller and Buyer shall have the right to witness any and all such tests.

     A5.3     Seller may request that Buyer test and verify the accuracy of the meter used for measuring the natural gas delivered to Buyer hereunder. In the event the meter is out of service or is determined by Buyer to be registering inaccurately for any period of time during which times delivery of gas is continued by Seller to Buyer, then the quantity of natural gas delivered during such a period shall be estimated (i) by using the data recorded by any check-measuring equipment, if installed and accurately registering, or if not installed or registering accurately, (ii) by correcting the error if the percentage of error is ascertainable by calibration, test, or mathematical calculation, or if neither such method is feasible, (iii) by estimating the quantity or quality delivered, based upon deliveries under similar conditions during a period when the equipment was registering accurately. If the meter, on a test requested by Seller, shall prove to be accurate within plus or minus two
(2) percent, the cost of testing and repairing the same shall be borne by the Seller, but if the meter on test proves to be in error by more than plus or minus two (2) percent, then the cost of testing and repairing same shall be borne by Buyer.































































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